Cathy McGath

fastidious + precise ••• detailed thinker who sees the big-picture ••• asker of all the good, hard questions ••• thought partner
Long Beach, California, United States

Contact

www.linkedin.com/in/cmcgath
(LinkedIn)

Top Skills

Affordable Housing
Community Development
Language Teaching

Languages

German (Limited Working)
Arabic (Elementary)
English (Native or Bilingual)

Summary

It's too bad that "I would rather be analyzing complex problems and bringing a fresh vision to fruition" is too long to fit on a license plate frame; otherwise, that's what you'd see on my car. I'm at my best when someone comes to me with a tricky issue or a big idea, and I thought-partner with them to break down what's going on, develop a variety of options, choose a path, synthesize thinking, plan what needs to happen, and put it all in motion. Despite living in the weeds, I can still see the forest for the trees and ensure that we're on track to do the best we can in any given circumstance.

I'm always looking for opportunities to serve as a thought partner, tackling the big questions that ultimately serve the public good. Message me here if you're looking for a deep thinker and dynamic doer.

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Experience

Stride Development
Founder
January 2022 - Present (2 years)
Consulting on affordable housing development, including investigating development opportunities, connecting with local stakeholders, and advising on project feasibility

Providing full suite of editorial services

Great Minds
Associate Director, Humanities Editorial (promoted throughout tenure)
July 2016 - September 2022 (6 years 3 months)
Created a consistent editorial voice and contributed to a coherent visual presentation across all humanities products including the K–8 ELA curriculum, decodable books, assessments, and professional development materials

--- Developed and refined comprehensive editorial style guidelines and review checklists for writers, content editors, copy editors, and proofreaders
--- Codeveloped guidelines and exemplars to help writers consistently and coherently implement the envisioned pedagogical approach
--- Created authoring templates; reviewed and signed off on production templates

Efficiently managed a team of seven content editors and supervised the work of copy editors, proofreaders, and page layout producers
--- Provided written and verbal feedback to improve the quality of each stage of production
--- Developed a system to accurately estimate the time needed to complete a task, thereby effectively allocating team members across assignments to execute a high-volume workflow on time
--- Created the space to allow the team to develop a culture of mutual support, trust, honesty, and transparency

Cenveo
Content Writer
June 2016 - May 2017 (1 year)

Wrote and edited assessment items for high school American history and economics courses to align with specific states' social studies standards

Edited content of American history textbooks to align with specific states' social studies standards

Wisewire Ed
Content Editor
November 2015 - November 2016 (1 year 1 month)

Wrote and edited interactive digital content for middle school American civics and modern world history courses, focused on factual accuracy, consistency, readability, grade-appropriate content, and alignment to client's style guide

Connections Education
Content Editor
September 2015 - September 2016 (1 year 1 month)

Edited digital content for high school American government standard- and honors-level courses, focusing on factual accuracy, consistency, readability, grade-appropriate content, and alignment to client's style guide.

Analyzed American government course against all 50 states' social studies standards to determine standards coverage

Victory Productions
Assessment Writer
March 2016 - March 2016 (1 month)

Wrote grade 10 English Language Development unit assessment including listening and reading comprehension passages, question sets, sample student responses, and rubrics

Revolve Education
Content Consultant
August 2015 - August 2015 (1 month)
remote

Collaborated with curriculum developer to produce unit outline and lesson samples for grade 6 social studies

Public Consulting Group
Curriculum Writer
January 2014 - August 2015 (1 year 8 months)
remote

Wrote and edited lesson and assessment content for grades 9-12 English Language Arts EngageNY curriculum

The New School
Teaching Assistant
January 2015 - May 2015 (5 months)
New York City

Assisted faculty in the Urban Policy Lab course by teaching material and mentoring students

Henry Street Settlement
3 years

Office Manager
January 2012 - March 2014 (2 years 3 months)
New York City

In addition to Administrative Assistant responsibilities—executed integral program operations, including rent collection and management of government agency contracts, while designing and implementing new protocols, workflows, and templates to improve service delivery and increase program efficiency

Administrative Assistant
April 2011 - January 2012 (10 months)
New York City

Increased office efficiency and enhanced program effectiveness by assisting
core staff and expanding and improving office functions

Muslim Community Network
Project Coordinator
April 2011 - August 2012 (1 year 5 months)
New York City

Co-founded a Muslim youth leadership development and empowerment
program at an Islamic school in Brooklyn, NY; the program still operates today
throughout NYC
--- Wrote the curriculum (i.e., the topics, learning goals, and guidelines for final
project)
--- Developed pre- and post-assessments to gauge the efficacy of the program
--- Recruited local Muslim community leaders to present each curriculum topic;
met with each leader to discuss presentation and ensure it met learning goals

UNICEF Jordan Country Office
Assistant to Deputy Representative
January 2010 - February 2010 (2 months)
Amman, Jordan

Prepared a background paper on the impact of food and fuel price increases
on children in Jordan

Amal Center
English Language Teacher
January 2009 - February 2009 (2 months)
Takkadoum, Morocco

Taught English grammar, vocabulary, reading, writing, and discussion skills to
English language learners ages 10-45

Bharath Higher Matriculation Montessori School
English Language Teacher
January 2008 - February 2008 (2 months)
Tamil Nadu, India

Taught conversational English to students from second through ninth grade

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Education

The New School

Master of Science (M.S.), Urban Policy Analysis and Management · (2013 - 2015)

Bennington College

Bachelor's degree, International Relations and Affairs and Political Science · (2006 - 2010)

Williams College

Cross-Enrolled, Non-Degree, Arabic · (2008 - 2010)